NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822

02042820

02 JUL 23 AM 10:34

July 15, 2002

SUPPL

TSX Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news releases issued by Pat O'Brien, of Novawest Resources Inc., dated July 15, 2002 for your records.

Yours Sincerely,

A Robinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

CC. Securities and Exchange Commission, USA

dlw 7/24

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

Press Release

INCENTIVE STOCK OPTIONS

TSX Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun and Bradstreet Listed

July 15, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange, is pleased to announce that the Company has granted Directors and Employees of the Company incentive stock options to purchase a total of 374,000 shares of the Company at a price of $0.10 per share, being the discounted market price per TSX Venture Exchange policy. The options have a term of five years ending July 15, 2007. The options are subject to regulatory approval.

In other business the company and two Optionees have agreed to the cancellation of 235,000 options granted previously.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 6,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project, Lone Eagle Gold Project and GoldStock Gold Project). Shares of NovaWest trade on the TSX Venture Exchange under the trading symbol "NVE".

NovaWest invites the public to visit its website at (www.novawest.com) or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien - Director

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

Press Release

INCENTIVE STOCK OPTIONS

TSX Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun and Bradstreet Listed

July 15, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange, is pleased to announce that the Company has granted Directors and Employees of the Company incentive stock options to purchase a total of 374,000 shares of the Company at a price of $0.10 per share, being the discounted market price per TSX Venture Exchange policy. The options have a term of five years ending July 15, 2007. The options are subject to regulatory approval.

In other business the company and two Optionees have agreed to the cancellation of 235,000 options granted previously.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 6,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project, Lone Eagle Gold Project and GoldStock Gold Project). Shares of NovaWest trade on the TSX Venture Exchange under the trading symbol "NVE".

NovaWest invites the public to visit its website at (www.novawest.com) or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien - Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.